 Exhibit 99.5

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As At		September 30, 2013	December 31, 2012	January 1, 2012
(millions of Canadian dollars)	Notes		(Restated)*	(Restated)*
Assets
Current assets
Cash	19	$7.8	$7.6	$6.6
Accounts receivable and other	19	152.9	175.6	212.3
Inventories	4	82.6	80.8	61.0
Prepaid expenses		14.4	20.2	18.5
Risk management contracts	19	6.9	1.8	20.2
Asset held for sale	5	–	16.9	–
		264.6	302.9	318.6
Non-current assets
Long-term deposit		5.0	5.0	24.9
Investment tax credits and other		28.3	28.5	54.0
Deferred income tax asset		88.8	61.1	−
Exploration and evaluation assets	6	68.4	73.4	74.5
Property, plant and equipment	7	4,780.3	4,783.3	5,400.4
Other long-term asset		8.2	8.6	7.1
Goodwill	8	382.5	391.8	404.9
		5,361.5	5,351.7	5,965.8
Total assets		$5,626.1	$5,654.6	$6,284.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	19	$344.3	$373.0	$462.2
Current portion of long-term debt	10,19	12.2	331.8	107.1
Current portion of provisions	9	33.8	28.1	17.1
Risk management contracts	19	0.2	−	−
Liabilities associated with assets held for sale	5	–	11.9	−
		390.5	744.8	586.4
Non-current liabilities
Long-term debt	10,19	1,812.9	1,277.9	1,486.2
Related party loan	19,22	176.1	172.1	−
Long-term liability and other	12,19	63.9	8.2	2.7
Non-current provisions	9	715.7	727.3	674.5
Post-employment benefit obligations		15.7	32.4	26.0
Deferred income tax liability		–	−	54.9
		2,784.3	2,217.9	2,244.3
Total liabilities		$3,174.8	$2,962.7	$2,830.7

Shareholder’s equity
Shareholder’s capital		3,860.8	3,860.8	3,860.8
Deficit		(1,375.4)	(1,111.3)	(390.3)
Accumulated other comprehensive loss	18	(34.1)	(57.6)	(16.8)
Total shareholder’s equity		2,451.3	2,691.9	3,453.7
Total liabilities and shareholder's equity		$5,626.1	$5,654.6	$6,284.4
Commitments [Note 21]
Subsequent events [Note 23]

*See Note 3.
The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended		Nine months ended
		September 30,		September 30,
		2013	2012	2013	2012
(millions of Canadian dollars)	Notes		(Restated)*		(Restated)*

Petroleum, natural gas, and refined products sales		$1,342.0	$1,311.8	$4,173.8	$4,364.0
Royalties		(42.1)	(36.7)	(116.4)	(128.9)
Revenues	14	1,299.9	1,275.1	4,057.4	4,235.1

Expenses
Purchased products for processing and resale	4	1,056.3	968.7	3,278.2	3,309.2
Operating		140.0	146.8	434.3	466.4
Transportation and marketing		6.9	6.0	19.9	19.5
General and administrative	7	16.8	16.8	52.1	47.3
Depletion, depreciation and amortization	7	152.4	167.8	480.8	512.7
Exploration and evaluation	6	2.7	5.6	11.6	24.7
Gains on disposition of property, plant and equipment	5,7	(1.7)	(4.9)	(10.6)	(5.3)
Finance costs	15	23.8	27.5	73.8	82.4
Risk management contracts (gains) losses	19	0.6	1.8	(5.4)	1.9
Foreign exchange (gains) losses	16	(17.6)	(4.3)	19.0	(4.2)
Impairment on property, plant and equipment	7	−	−	−	21.8
Loss before income tax		(80.3)	(56.7)	(296.3)	(241.3)

Income tax recovery		(0.8)	(18.2)	(32.2)	(56.9)
Net loss		$(79.5)	$(38.5)	$(264.1)	$(184.4)

Other comprehensive income (loss) (“OCI”)
Items that may be reclassified to net income
Gains (losses) on designated cash flow hedges, net of tax	18,19	4.7	(7.4)	2.8	(7.7)
Gains (losses) on foreign currency translation	18	(2.1)	(26.2)	7.1	(26.2)
Items that will not be reclassified to net income
Actuarial gains (losses), net of tax	18	3.8	(3.1)	13.6	(7.3)
Comprehensive loss		$(73.1)	$(75.2)	$(240.6)	$(225.6)

*See Note 3.
The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

				Accumulated
				Other	Total
		Shareholder’s		Comprehensive	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Deficit	Loss	Equity
Balance at December 31, 2012 (Restated)*		$3,860.8	$(1,111.3)	$(57.6)	$2,691.9
Gains on derivatives designated as cash flow hedges, net of tax	18	−	−	2.8	2.8
Gains on foreign currency translation	18	−	−	7.1	7.1
Actuarial gains, net of tax	18	−	−	13.6	13.6
Net loss		−	(264.1)	−	(264.1)
Balance at September 30, 2013		$3,860.8	$(1,375.4)	$(34.1)	$2,451.3

Balance at December 31, 2011 (Restated)*		$3,860.8	$(390.3)	$(16.8)	$3,453.7
Losses on derivatives designated as cash flow hedges, net of tax		−	−	(7.7)	(7.7)
Losses on foreign currency translation		−	−	(26.2)	(26.2)
Actuarial loss, net of tax		−	−	(7.3)	(7.3)
Net loss		−	(184.4)	−	(184.4)
Balance at September 30, 2012 (Restated)*		$3,860.8	$(574.7)	$(58.0)	$3,228.1

*See Note 3.
The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Nine Months Ended September 30,
		2013	2012
(millions of Canadian dollars)	Notes		(Restated)*
Cash provided by (used in)
Operating Activities
Net loss		$(264.1)	$(184.4)
Items not requiring cash
Depletion, depreciation and amortization		480.8	512.7
Accretion of decommissioning and environmental remediation liabilities	9, 15	16.7	15.5
Unrealized (gains) losses on risk management contracts	19	(1.1)	0.9
Unrealized (gains) losses on foreign exchange	16	16.8	(5.0)
Unsuccessful exploration and evaluation costs	6	10.9	21.9
Impairment on property, plant and equipment	7	−	21.8
Gains on disposition of property, plant and equipment		(10.6)	(5.3)
Gains on redemption of convertible debentures	10,15	(3.6)	(0.1)
Deferred income tax recovery		(32.2)	(56.9)
Other non-cash items		1.7	(6.5)
Realized foreign exchange loss on senior unsecured credit facility	11	1.3	−
Settlement of decommissioning and environmental remediation liabilities	9	(12.2)	(16.1)
Change in non-cash working capital	17	(9.9)	11.4
		$194.5	$309.9

Financing Activities
Bank borrowing, net	10	169.0	215.3
Borrowings from related party loan		−	168.0
Borrowing on senior unsecured credit facility	11	395.4	−
Repayment of senior unsecured credit facility	11	(396.7)	−
Repayment of promissory note	10	(8.9)	−
Issuance of senior notes, net of issuance costs	10	634.4	−
Redemption of convertible debentures	10	(627.2)	(106.8)
Other cash items		−	(0.2)
		$166.0	$276.3

Investing Activities
Additions to property, plant and equipment	7	(491.2)	(468.2)
Additions to exploration and evaluation assets	6	(16.8)	(38.3)
Additions to other long term assets		(0.4)	(2.0)
Property dispositions, net	5,7	117.4	8.8
Change in non-cash working capital	17	30.7	(83.9)
		$(360.3)	$(583.6)

Change in cash		0.2	2.6
Cash, beginning of period		7.6	6.6
Cash, end of period		$7.8	$9.2

Interest paid		$48.0	$53.0

*See Note 3.
The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and nine months ended September 30, 2013 and 2012
(Tabular amounts in millions of Canadian dollars)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada with a petroleum refining and marketing business located in the Province of Newfoundland and Labrador. Harvest has three reportable segments: Upstream, BlackGold oil sands (“BlackGold”) and Downstream. For further information regarding these reportable segments, see note 20.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with IAS 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements as at and for the year ended December 31, 2012, which were prepared in accordance with IFRS.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 14, 2013.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held-for-trading financial assets and derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 2 of the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2012, except as described below.

Change in Accounting Policies

Effective January 1, 2013, the Company has adopted the following new IFRS standards and amendments.

•

IAS 19, “Employee Benefits”, changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The amendments to the standard include the requirement to recognize changes in the defined benefit obligation and in the fair value of the plan assets as they occur, thus eliminating the corridor approach that was previously permitted under the standard. All actuarial gains and losses must be recognized immediately through other comprehensive income and the net pension liability or asset must be recognized at the full amount of the plan deficit or surplus. An additional change to the standard is the elimination of the concept of expected return on plan assets that was previously recognized in net earnings and the introduction of the concept of net interest cost. The net interest cost is required to be recognized in net earnings and is calculated by applying the discount rate at the beginning of the reporting period to the net defined benefit liability or asset. As well under IAS 19R unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as quantitative sensitivity disclosures.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The transition to IAS 19R impacted Harvest’s retained earnings and accumulated other comprehensive income as a result of the recognition of the net interest cost in profit or loss and the elimination of expected return on plan assets. The impacts as at December 31, 2012 and January 1, 2012, respectively, were an increase in the cumulative prior periods’ pre-tax pension expense of $2.7 million and $1.6 million ($2.2 million and $1.3 million after-tax, respectively) and a corresponding decrease in actuarial gains and losses recognized in accumulated other comprehensive income.

For the three and nine month periods ended September 30, 2012, operating expense increased by $0.3 million and $0.9 million respectively, as a result of increased pension expense and net actuarial losses on defined benefit plans recognized in other comprehensive income decreased by $0.3 million and $0.9 million, respectively ($0.2 million and $0.6 million after-tax).

Harvest has also reviewed the classification of its accrual for the long term incentive program and reclassified the portion that will not be paid within the next 12 months to the line item “long-term liability and other” on the balance sheet. The balance of $3.0 million as at December 31, 2012 and $1.9 million as at January 1, 2012 were reclassified to long-term liabilities.

The rest of the amendments within IAS 19R did not have any financial impact to Harvest.

•

IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interest in Other Entities”, and IFRS 13, “Fair Value Measurement. The adoption of these standards did not have any impact on Harvest’s financial statements.

•	The amendments to IAS 1, “Presentation of Financial Statements”. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income or comprehensive income.

•

The amendments to IFRS 7 "Financial Instruments: Disclosures". The adoption of these amendments does not have any impact to Harvest’s financial statements, other than increasing the level of annual disclosures.

Accounting Pronouncements

•

In May 2013, the IASB released an amendment to IAS 36, “Impairment of Assets”. This amendment requires an entity to disclose the recoverable amount of a cash generating unit for which the entity has recognized or reversed an impairment loss during the reporting period. If the recoverable amount was determined using fair value less costs of disposal, detailed disclosure of how it has been measured will be required. The amendment requires retrospective application and is effective for annual periods beginning on or after January 1, 2014. Harvest does not expect material impact to its consolidated financial statements from this amendment.

•

On June 27, 2013, the IASB issued amendments to IAS 39 “Financial Instruments: Recognition and Measurement” regarding hedge accounting and novation of derivatives. The amendment provides a relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified criteria. The amendments are effective for annual periods beginning on or after January 1, 2014. Harvest does not expect material impact to its consolidated financial statements from this amendment.

A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2012.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Inventories

	September 30, 2013	December 31, 2012
Petroleum products
Upstream – pipeline fill	$6.3	$0.9
Downstream	71.7	75.5
Total petroleum product inventory	78.0	76.4
Parts and supplies	4.6	4.4
	$82.6	$80.8

For the three and nine months ended September 30, 2013, Downstream recognized inventory impairments of $2.1 million and $6.2 million, respectively (2012 - $1.2 million and $13.3 million, respectively) and impairment reversals of $2.5 million and $2.8 million, respectively (2012 - $5.4 million and $5.8 million, respectively). Such write-down and recovery amounts are included as costs in “purchased products for processing and resale” in the consolidated statements of comprehensive loss. The amount of petroleum products inventory recognized as an expense during the three and nine-month periods is included in “purchased products for processing and resale expense” in the consolidated statements of comprehensive loss.

5.	Assets Held For Sale

Assets held for sale
Exploration and evaluation		$0.4
Property, plant and equipment, net		13.8
Goodwill		2.7
Assets held for sale December 31, 2012		$16.9
Disposals		(16.9)
Assets held for sale September 30, 2013	$	−

Liabilities associated with assets held for sale
Decommissioning liabilities December 31, 2012		$11.9
Disposals		(11.9)
Liabilities associated with assets held for sale September 30, 2013	$	−

In February 2013, Harvest completed the sale of selected non-core oil and gas properties in Alberta and British Columbia that had been recorded in assets held for sale for proceeds of approximately $9.0 million. The sale of these assets resulted in a gain of $4.3 million in Harvest’s Upstream segment, which is included in “Gains on disposition of property, plant and equipment” in the statement of comprehensive loss for the three and nine months ended September 30, 2013.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2011	$74.5
Additions	41.1
Dispositions	(0.6)
Unsuccessful exploration and evaluation costs	(22.0)
Transfer to property, plant and equipment	(19.2)
Transfer to assets held for sale	(0.4)
As at December 31, 2012	$73.4
Additions	16.8
Dispositions	(0.7)
Unsuccessful exploration and evaluation costs	(10.9)
Transfer to property, plant and equipment	(10.2)
As at September 30, 2013	$68.4

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Pre-licensing costs	$–	$0.1	$0.7	$2.8
Unsuccessful E&E costs	2.7	5.5	10.9	21.9
E&E expense	$2.7	$5.6	$11.6	$24.7

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (“PP&E”)

	Upstream		BlackGold	Downstream	Total
Cost:
As at December 31, 2011	$4,700.3		$497.3	$1,378.6	$6,576.2
Additions	404.1		164.1	54.2	622.4
Acquisitions	1.3		−	−	1.3
Change in decommissioning liabilities	82.7		18.4	1.2	102.3
Transfers from E&E	19.2		−	−	19.2
Exchange adjustment	−		−	(29.5)	(29.5)
Disposals	(108.8)		−	(11.5)	(120.3)
Investment tax credits	−		−	25.0	25.0
Transfers to assets held for sale	(23.0)		−	−	(23.0)
As at December 31, 2012	$5,075.8		$679.8	$1,418.0	$7,173.6
Additions	196.6		316.4	35.1	548.1
Acquisitions	8.3		−	−	8.3
Disposals	(152.3)		−	(0.8)	(153.1)
Change in decommissioning liabilities	4.1		11.5	−	15.6
Transfers from E&E	10.2		−	−	10.2
Exchange adjustment	−		−	50.7	50.7
As at September 30, 2013	$5,142.7		$1,007.7	$1,503.0	$7,653.4

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2011	$1,019.7	$	−	$156.1	$1,175.8
Depreciation, depletion and amortization	578.7		−	108.9	687.6
Disposals	(34.2)		−	(11.5)	(45.7)
Impairment	21.8		−	563.2	585.0
Exchange adjustment	−		−	(3.2)	(3.2)
Transfers to assets held for sale	(9.2)		−	−	(9.2)
As at December 31, 2012	$1,576.8	$	−	$813.5	$2,390.3
Depreciation, depletion and amortization	415.8		−	64.2	480.0
Disposals	(25.9)		−	(0.7)	(26.6)
Exchange adjustment	−		−	29.4	29.4
As at September 30, 2013	$1,966.7	$	−	$906.4	$2,873.1

Net Book Value:
As at September 30, 2013	$3,176.0		$1,007.7	$596.6	$4,780.3
As at December 31, 2012	$3,499.0		$679.8	$604.5	$4,783.3

General and administrative costs of $5.0 million and $13.9 million have been capitalized during the three and nine months ended September 30, 2013 (2012 – $5.6 million and $17.2 million, respectively). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three and nine months ended September 30, 2013 in the amount of $2.9 million and $11.1 million (2012 – $2.9 million and $7.1 million, respectively), at a weighted average interest rate of 4.22% and 4.07%, respectively (2012 – 5.74% and 5.65%, respectively). Borrowing costs of $nil (2012 – $1.0 million and $3.0 million, respectively at a weighted average interest rate of 5.74% and 5.65%, respectively) were capitalized for the three and nine months ended September 30, 2013 for the Downstream debottlenecking project as this asset was written down during the fourth quarter of 2012 and no longer qualifies for capitalizing borrowing costs. PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $66.0 million (see note 12).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At September 30, 2013, the following costs were excluded from the asset base subject to depreciation, depletion and amortization: BlackGold oil sands assets of $1.0 billion (December 31, 2012 – $679.8 million), Downstream assets under construction of $58.8 million (December 31, 2012 – $42.4 million); and Downstream major parts inventory of $8.1 million (December 31, 2012 – $7.4 million).

In May 2013, Harvest closed the disposition of certain oil and gas assets in west central Saskatchewan for proceeds of approximately $107.9 million. Together with other dispositions, Harvest recognized $1.7 million and $10.6 million of gains on disposition during the three and nine months ended September 30, 2013 (2012 – $4.9 million and $5.3 million, respectively) relating to the de-recognition of PP&E, E&E, goodwill and decommissioning liabilities.

During the first quarter of 2012, Harvest recorded an impairment of $21.8 million (before tax) to its Upstream PP&E relating to certain gas properties in the South Alberta cash generating unit to reflect lower forecasted gas prices, which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of the future cash flows.

8.	Goodwill

As at December 31, 2011	$404.9
Disposals	(10.4)
Transfers to assets held for sale	(2.7)
As at December 31, 2012	$391.8
Disposals	(9.3)
As at September 30, 2013	$382.5

9.	Provisions

	Upstream	BlackGold	Downstream	Total
Decommissioning liabilities at December 31, 2011	$664.4	$1.5	$14.6	$680.5
Liabilities incurred	9.9	15.8	−	25.7
Settled during the period	(18.4)	(0.2)	−	(18.6)
Revisions (change in estimated timing and costs)	72.8	2.6	1.2	76.6
Disposals	(27.4)	−	−	(27.4)
Accretion	19.9	0.1	0.4	20.4
Transfers to assets held for sale	(11.9)	−	−	(11.9)
Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Environmental remediation at December 31, 2012	6.6	−	−	6.6
Other provisions at December 31, 2012	3.5	−	−	3.5
Less current portion	(28.1)	−	−	(28.1)
Non-current provisions at December 31, 2012	$691.3	$19.8	$16.2	$727.3

Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Liabilities incurred	4.5	11.5	−	16.0
Settled during the period	(11.6)	(0.1)	−	(11.7)
Revisions (change in estimated timing and costs)	(0.4)	−	−	(0.4)
Disposals	(26.5)	−	−	(26.5)
Accretion	15.6	0.5	0.4	16.5
Decommissioning liabilities at September 30, 2013	$690.9	$31.7	$16.6	$739.2
Environmental remediation at September 30, 2013	6.8	−	−	6.8
Other provisions at September 30, 2013	3.5	−	−	3.5
Less current portion	(33.8)	−	−	(33.8)
Non-current provisions at September 30, 2013	$667.4	$31.7	$16.6	$715.7

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.7 billion at September 30, 2013 (December 31, 2012 - $1.8 billion), which will be incurred between 2013 and 2074. A risk-free discount rate of 3.0% (December 31, 2012 - 3.0%) and inflation rate of 1.7% (December 31, 2012 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities.

10.	Long-Term Debt

	September 30, 2013	December 31, 2012
Bank loan (note 10a)	$660.0	$491.3
67/8% senior notes due 2017 (US$500 million)	505.2	486.4
21/8% senior notes due 2018 (US$630 million) (note 10b)	644.6	−
7.25% debentures due 2013 (series E) (note 10c)	−	331.8
7.25% debentures due 2014 (series F) (note 10c)	−	60.4
7.50% debentures due 2015 (series G) (note 10c)	−	239.8
Promissory note (note 10d)	15.3	−
Long-term debt outstanding	1,825.1	1,609.7
Less current portion	(12.2)	(331.8)
Long-term debt	$1,812.9	$1,277.9

a) Bank Loan

Effective April 1, 2013, the financial covenants for the credit facility agreement were amended to remove the total debt to annualized EBITDA ratio and to add an interest coverage ratio (annualized EBITDA to annualized interest expense). The interest coverage ratio cannot be less than 2.50:1 (see note 13 for further description of financial covenant ratios and for explanation of annualized EBITDA and annualized interest expense). In addition, Harvest extended the credit facility by one year to April 30, 2017.

At September 30, 2013, Harvest had $663.0 million drawn from the $800 million available under the credit facility (2012 - $494.2 million), of which US$40.0 million were LIBOR based loans (2012 - US$90.0 million) with the remaining in Canadian bankers’ acceptances. The carrying value of the bank loan includes $3.0 million of deferred financial charges at September 30, 2013 (2012 - $2.9 million). For the three and nine months ended September 30, 2013, interest charges on bank loans aggregated to $5.0 million and $14.0 million (2012 - $4.6 million and $12.7 million), reflecting an effective interest rate of 3.12% and 2.90%, respectively (2012 – 3.14% and 4.42%, respectively). Also see note 23 – Subsequent Events.

b) 21/8% Senior Notes

On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 with a coupon rate of 21/8% for net proceeds of US$626.1 million. Interest on the 21/8% senior notes is paid semi-annually on May 14 and November 14 of each year. During the three and nine months ended September 30, 2013, Harvest incurred $3.7 million and $5.6 million of interest expense relating to the senior notes (2012 – $nil).

The senior notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. A guarantee fee of 0.52% per annum of the principal balance is payable to KNOC semi-annually on May 14 and November 14 of each year. Also see note 22 - Related Party Transactions.

c) Convertible Debentures

On April 2 and April 15, 2013, respectively, Harvest early redeemed the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. Both series of debentures were redeemed at par with the total redemption payment, including all accrued and unpaid interest up to the respective redemption dates being $1,002.9794 per $1,000 principal amount for the 7.25% Debentures Due 2013 and $1,006.5547 per $1,000 principal amount for the 7.25% Debentures Due 2014.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On June 13, 2013, Harvest early redeemed the 7.50% Debentures Due 2015 at par with the total redemption payment, including all accrued and unpaid interest up to the respective redemption dates being $1,002.6712 per $1,000 principal amount.

As a result of the early redemption of all three series of debentures, Harvest recognized a total gain on redemption of $3.6 million, which has been included in “finance costs” in the consolidated statements of comprehensive loss (see note 15 – Finance Costs).

d) Promissory Note

During the first quarter of 2013, Downstream entered in to an agreement with a third party to convert $24.2 million of a trade payable to a two-year promissory note. The promissory note bears interest of 3%. The principal and interest are to be repaid in 24 equal installments, which started in January 2013. For the three and nine months ended September 30, 2013, interest charges of $0.1 million and $0.4 million (2012 - $nil) relating to this promissory note were recorded. At September 30, 2013, the current portion of the promissory note is $12.2 million (2012 - $nil).

11.	Senior Unsecured Credit Facility

On March 14, 2013, Harvest entered into a US$400 million senior unsecured credit facility. The facility was irrevocably and unconditionally guaranteed by KNOC and would, unless terminated earlier in accordance with its terms, terminate on October 2, 2013. Proceeds of borrowings under the senior unsecured credit facility were restricted and used to fund the early redemption of the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. Draws from the senior unsecured credit facility during the second quarter of 2013 were repaid with the proceeds from the issuance of the 21/8% senior notes after which the senior unsecured credit facility was cancelled.

12.	Long-Term Liability and Other

Under the BlackGold oil sands engineering, procurement and construction (“EPC”) contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at September 30, 2013, Harvest recognized a total liability of $70.7 million (2012 – $4.7 million) using a discount rate of 4.5% (2012 – 4.5%) of which $9.2 million is payable within a year and has been included with accounts payable and accrued liabilities.

Also included in long-term liability and other is an accrual related to Harvest’s long term incentive program of $2.1 million (2012 – $3.0 million) as well as deferred credits of $0.3 million (2012 – $0.5 million).

13.	Capital Structure

Harvest considers its capital structure to be its long term debt, related party loan, and shareholder’s equity.

	September 30, 2013	December 31, 2012
Bank loan(1)	$663.0	$494.2
67/8% senior notes (US$500 million)(1)(2)	515.2	497.5
21/8% senior notes (US$630 million)(1)(2)	649.1	–
Related party loan (US$170 million)(2) (note 22)	175.2	169.1
Principal amount of convertible debentures(1)	–	627.2
	2,002.5	1,788.0
Shareholder’s equity	$2,451.3	2,691.9
	$4,453.8	$4,479.9

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility. Harvest was in compliance with all debt covenants at September 30, 2013.

	Covenant	September 30, 2013	December 31, 2012
Senior debt (1) to annualized EBITDA (2)	3.00 to 1.0 or less	1.79	1.10
Annualized EBITDA(2) to annualized interest expense (3)(4)	2.50 to 1.0 or higher	4.17	n/a
Senior debt (1) to total capitalization (5)	50% or less	18%	14%
Total debt (6) to total capitalization (5)	55% or less	47%	41%
(1)

Senior debt consists of letters of credit of $13.1 million (December 31, 2012 – $8.2 million), bank loan of $660.0 million (December 31, 2012 - $491.3 million), guarantees of $63.2 million (December 31, 2012 - $76.6 million) and risk management contracts liabilities of $0.2 million (December 31, 2012 - $nil) at September 30, 2013.

(2)

The measure of Consolidated EBITDA (herein referred to as “annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items during the last four quarters.

(3)

The annualized EBITDA to annualized interest expense ratio was added effective April 1, 2013, under an amendment to the credit facility and the total debt to annualized EBITDA ratio was deleted pursuant to the amendment.

(4)

Annualized interest expense is a reference to Consolidated Interest Expense as defined in Harvest’s credit facility agreement and includes all interest expenses and finance charges incurred during the last four quarters.

(5)	Total capitalization consists of total debt, related party loan and shareholder’s equity less equity for BlackGold of $458.0 million at September 30, 2013 (December 31, 2012 - $458.6 million).
(6)	Total debt consists of senior debt, convertible debentures and senior notes.

14.	Revenues

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Petroleum and natural gas sales, net of royalties	$251.7	$239.3	$731.2	$752.0
Refined products sales	1,054.6	1,026.2	3,332.7	3,461.8
Effective portion of realized crude oil hedges	(6.4)	9.6	(6.5)	21.3
	$1,299.9	$1,275.1	$4,057.4	$4,235.1

15.	Finance Costs

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Interest and other finance charges	$21.2	$26.3	$71.8	$77.1
Accretion of decommissioning and environmental remediation liabilities	5.5	5.2	16.7	15.5
Gain on redemption of convertible debentures	−	(0.1)	(3.6)	(0.1)
Less: capitalized interest	(2.9)	(3.9)	(11.1)	(10.1)
	$23.8	$27.5	$73.8	$82.4

16.	Foreign Exchange

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012
Realized losses on foreign exchange	$1.1	$1.5	$2.2	$0.8
Unrealized (gains) losses on foreign exchange	(18.7)	(5.8)	16.8	(5.0)
	$(17.6)	$(4.3)	$19.0	$(4.2)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Supplemental Cash Flow Information

	Nine months ended September 30
	2013	2012
		(Restated)*
Source (use) of cash:
Accounts receivable and other	$22.7	$41.7
Prepaid expenses and long-term deposit	5.8	24.4
Inventories	(1.8)	(15.1)
Accounts payable and accrued liabilities	(28.7)	(125.4)
Net changes in non-cash working capital	$(2.0)	$(74.4)
Changes relating to operating activities	(9.9)	11.4
Changes relating to investing activities	30.7	(83.9)
Promissory note (note 10d)	(24.2)	−
Add: Non-cash changes	1.4	(1.9)
	$(2.0)	$(74.4)

*See Note 3.

18.	Accumulated Other Comprehensive Loss (“AOCL”)

	Foreign	Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges,	Loss, Net
	Adjustment	Net of Tax	of Tax	Total
Balance at December 31, 2011 (Restated)*	$(24.4)	$14.4	$(6.8)	$(16.8)
Reclassification to net income of gains on cash flow hedges	−	(22.4)	−	(22.4)
Gains on derivatives designated as cash flow hedges, net of tax	−	9.2	−	9.2
Actuarial loss, net of tax	−	−	(9.9)	(9.9)
Losses on foreign currency translation	(17.7)	−	−	(17.7)
Balance at December 31, 2012 (Restated)*	$(42.1)	$1.2	$(16.7)	$(57.6)
Reclassification to net income of losses on cash flow hedges	−	4.7	−	4.7
Losses on derivatives designated cash flow hedges, net of tax	−	(1.9)	−	(1.9)
Actuarial gain, net of tax	−	−	13.6	13.6
Gains on foreign currency translation	7.1	−	−	7.1
Balance at September 30, 2013	$(35.0)	$4.0	$(3.1)	$(34.1)

*See Note 3.

The following table summarizes the impacts of the cash flow hedges on the OCI:

	Three months ended September 30				Nine months ended September 30
	After - tax		Pre - tax		After - tax		Pre - tax
	2013	2012	2013	2012	2013	2012	2013	2012
(Gains) losses reclassified from OCI	$4.6	$(7.0)	$6.4	$(9.6)	$4.7	$(15.4)	$6.5	$(21.3)
Gains (losses) recognized in OCI	$0.1	$(0.4)	$0.1	$(0.6)	$(1.9)	$7.7	$(2.6)	$10.7
Total	$4.7	$(7.4)	$6.5	$(10.2)	$2.8	$(7.7)	$3.9	$(10.6)

The Company expects the $4.0 million accumulated gain reported in AOCL related to the natural gas and crude oil cash flow hedges to be released to net income within the next three months.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	Financial Instruments

(a) Fair Values

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures, promissory note, senior notes, related party loan and long term liability. Cash and risk management contracts are the only financial instruments that are measured in fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:

quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

	September 30, 2013			Fair Value Measurements
				Quoted prices in	Significant other
	Carrying			active markets	observable inputs
	Value	Fair Value		(Level 1)	(Level 2)
Financial assets
Loans and Receivables
Accounts receivable and other	$152.9	$152.9	$	−	$152.9
Held for Trading
Cash	7.8	7.8		7.8	−
Risk management contracts	6.9	6.9		−	6.9
Total Financial Assets	$167.6	$167.6		$7.8	$159.8
Financial Liabilities
Held for Trading
Risk management contracts	$0.2	$0.2	$	−	$0.2
Measured at Amortized Cost
Accounts payable and accrued liabilities	344.3	344.3		−	344.3
Bank loan	660.0	663.0		−	663.0
Senior notes	1,149.8	1,184.3		−	1,184.3
Promissory Note	15.3	15.3		−	15.3
Related party loan	176.1	176.1		−	176.1
Long-term liability and other	63.6	63.6		−	63.6
Total Financial Liabilities	$2,409.3	$2,446.8	$	−	$2,446.8

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2012			Fair Value Measurements
				Quoted prices in	Significant other
	Carrying			active markets	observable inputs
	Value	Fair Value		(Level 1)	(Level 2)
Financial assets
Loans and Receivables
Accounts receivable and other	$175.6	$175.6	$	−	$175.6
Held for Trading
Cash	7.6	7.6		7.6	−
Risk management contracts	1.8	1.8		−	1.8
Total Financial Assets	$185.0	$185.0		$7.6	$177.4
Financial Liabilities
Measured at Amortized Cost
Accounts payable and accrued liabilities	373.0	373.0		−	373.0
Bank loan	491.3	494.2		−	494.2
Senior notes	486.4	555.3		−	555.3
Convertible debentures	632.0	644.0		644.0	−
Related party loan	172.1	172.1		−	172.1
Long-term liability and other	7.7	7.7		−	7.7
Total Financial Liabilities	$2,162.5	$2,246.3		$644.0	$1,602.3

(b) Risk Management Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCI. The effective portion of the realized gains and losses is removed from AOCL and included in petroleum, natural gas, and refined product sales (see note 14 and 18). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Three Months Ended September 30
	2013			2012

	Realized	Unrealized		Realized	Unrealized
	(gains) losses	losses	Total	losses	losses	Total
Power	$(0.9)	$1.0	$0.1	$–	$–	$–
Crude Oil	0.5	0.1	0.6	0.7	1.0	1.7
Currency	(0.1)	−	(0.1)	0.1	–	0.1
	$(0.5)	$1.1	$0.6	$0.8	$1.0	$1.8

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Nine Months Ended September 30
	2013			2012
	Realized	Unrealized		Realized	Unrealized
	(gains) losses	gains	Total	losses	losses	Total
Power	$(3.3)	$(0.3)	$(3.6)	$–	$–	$–
Crude Oil	0.5	(0.8)	(0.3)	0.7	0.9	1.6
Currency	(1.5)	–	(1.5)	0.3	–	0.3
	$(4.3)	$(1.1)	$(5.4)	$1.0	$0.9	$1.9

The following is a summary of Harvest’s risk management contracts outstanding at September 30, 2013:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
48,300 GJ/day	AECO swap	Oct – Dec 2013	$ 3.52/GJ	$1.7
11,000 bbls/day	WCS swap	Oct – Dec 2013	US$76.44/bbl	4.6
US$0.8 million/day	Foreign exchange swap	Oct – Dec 2013	$ 1.0333 Cdn/US	0.1
				$6.4

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
15 MWh	AESO power swap	Oct – Dec 2013	$ 56.72/MWh	$0.2
10 MWh	AESO power swap	Jan – Dec 2014	$ 56.75/MWh	0.1
US$5.0 million	Foreign exchange swap	October 2013	$ 1.0242 Cdn/US	–
				$0.3

(c) Risk Exposure

A description of the nature and extent of these risks can be found under note 22 of the Audited Consolidated Financial Statements for the year ended December 31, 2012. Except for the following, Harvest’s exposure to risks associated with financial assets and liabilities have not changed significantly since December 31, 2012.

Currency Exchange Rate Risk

Harvest’s 21/8% senior notes are denominated in U.S. dollars (see note 10). Accordingly, the future cash payments of the principal and interest obligations will be sensitive to fluctuations in the U.S. dollars relative to the Canadian dollars. Harvest manages the exchange rate risks by occasionally entering into foreign exchange forward contracts.

Liquidity Risk

Liquidity risk is the risk that Harvest will not be able to meet all of its financial obligations as they become due. Harvest manages its liquidity risk by managing the maturity dates on the Company’s obligations, maintaining appropriate undrawn borrowing capacity under the credit facility, complying with covenants and actively monitoring the Company’s cash flow. During the second quarter of 2013, Harvest refinanced the convertible debentures that were due in 2013 to 2015 with the 21/8% senior notes due in 2018. In addition, Harvest extended the maturity date of the credit facility by one year to April 2017. Harvest has no significant debt maturities until 2017.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.	Segment Information

Harvest’s operating segments are determined based on the nature of the products and services. The following summary describes the operations in each of the segments:

•	Upstream operations consist of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
•

The BlackGold Oil sands project is located near Conklin, Alberta and is currently under construction and development. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day using steam assisted gravity drainage technology.

•

Downstream operations include the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream is located in the Province of Newfoundland and Labrador.

	Three months ended September 30(3)
	Upstream(2)		Downstream(2)		Total
				2012		2012
	2013	2012	2013	(Restated)*	2013	(Restated)*
Petroleum, natural gas and refined products sales(1)	$287.4	$285.6	$1,054.6	$1,026.2	$1,342.0	$1,311.8
Royalties	(42.1)	(36.7)	−	−	(42.1)	(36.7)
Revenues	$245.3	$248.9	$1,054.6	$1,026.2	$1,299.9	$1,275.1

Expenses
Purchased products for resale and processing	−	−	1,056.3	968.7	1,056.3	968.7
Operating	84.7	93.2	55.3	53.6	140.0	146.8
Transportation and marketing	6.1	5.3	0.8	0.7	6.9	6.0
General and administrative	16.6	16.6	0.2	0.2	16.8	16.8
Depletion, depreciation and amortization	132.2	142.6	20.2	25.2	152.4	167.8
Exploration and evaluation	2.7	5.6	−	−	2.7	5.6
Gains on disposition of PP&E	(1.5)	(4.9)	(0.2)	−	(1.7)	(4.9)
Risk management contracts losses	0.6	1.8	−	−	0.6	1.8
Operating income (loss)	$3.9	$(11.3)	$(78.0)	$(22.2)	$(74.1)	$(33.5)

Finance costs					23.8	27.5
Foreign exchange gains					(17.6)	(4.3)
Loss before income tax					$(80.3)	$(56.7)

Income tax recovery					(0.8)	(18.2)
Net loss					$(79.5)	$(38.5)

*See Note 3.

(1)

Of the total Downstream revenue, one customer represents sales of $874.4 million for the three months ended September 30, 2013 (2012 – one customer with sales of $853.1 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.
(3)	The BlackGold segment is under development, as such, there are no operating activities to report.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended September 30
	Upstream		BlackGold		Downstream		Total
Capital Additions	2013	2012	2013	2012	2013	2012	2013	2012
Additions to PP&E	$59.8	$69.9	$136.7	$36.4	$12.5	$12.9	$209.0	$119.2
Additions to E&E	1.0	7.6	−	−	−	−	1.0	7.6
Additions to other long term asset	−	2.0	−	−	−	−	−	2.0
Property acquisitions (dispositions), net	4.0	(2.8)	−	−	(0.1)	−	3.9	(2.8)
Total additions	$64.8	$76.7	$136.7	$36.4	$12.4	$12.9	$213.9	$126.0

	Nine months ended September 30(3)
	Upstream(2)		Downstream(2)		Total
				2012		2012
	2013	2012	2013	(Restated)*	2013	(Restated)*
Petroleum, natural gas and refined products sales(1)	$841.1	$902.2	$3,332.7	$3,461.8	$4,173.8	$4,364.0
Royalties	(116.4)	(128.9)	−	−	(116.4)	(128.9)
Revenues	$724.7	$773.3	$3,332.7	$3,461.8	$4,057.4	$4,235.1

Expenses
Purchased products for resale and processing	−	−	3,278.2	3,309.2	3,278.2	3,309.2
Operating	263.3	281.7	171.0	184.7	434.3	466.4
Transportation and marketing	16.3	16.4	3.6	3.1	19.9	19.5
General and administrative	51.6	46.8	0.5	0.5	52.1	47.3
Depletion, depreciation and amortization	416.6	434.2	64.2	78.5	480.8	512.7
Exploration and evaluation	11.6	24.7	−	−	11.6	24.7
Gains on disposition of PP&E	(10.4)	(5.3)	(0.2)	−	(10.6)	(5.3)
Risk management contracts (gains) losses	(5.4)	1.9	−	−	(5.4)	1.9
Impairment on PP&E	−	21.8	−	−	−	21.8
Operating loss	$(18.9)	$(48.9)	$(184.6)	$(114.2)	$(203.5)	$(163.1)

Finance costs					73.8	82.4
Foreign exchange (gains) losses					19.0	(4.2)
Loss before income tax					$(296.3)	$(241.3)

Income tax recovery					(32.2)	(56.9)
Net loss					$(264.1)	$(184.4)

*See Note 3.

(1)

Of the total Downstream revenue, one customer represents sales of $2.8 billion for the nine months ended September 30, 2013 (2012 – one customer with sales of $2.9 billion). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.
(3)	The BlackGold segment is under development, as such, there are no operating activities to report.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 30
	Upstream		BlackGold		Downstream		Total
Capital Additions	2013	2012	2013	2012	2013	2012	2013	2012
Additions to PP&E	$196.6	$319.1	$316.4	$119.7	$35.1	$32.7	$548.1	$471.5
Additions to E&E	16.8	38.3	−	−	−	−	16.8	38.3
Additions to other long term asset	0.4	2.0	−	−	−	−	0.4	2.0
Property acquisitions (dispositions), net	(118.1)	(3.1)	−	−	(0.1)	−	(118.2)	(3.1)
Total additions	$95.7	$356.3	$316.4	$119.7	$35.0	$32.7	$447.1	$508.7

				Other Long-
	Total Assets	PP&E	E&E	Term Assets	Goodwill
September 30, 2013
Upstream	$3,820.0	$3,176.0	$68.4	$8.2	$382.5
BlackGold	1,012.8	1,007.7	−	−	−
Downstream	793.3	596.6	−	−	−
Total	$5,626.1	$4,780.3	$68.4	$8.2	$382.5
December 31, 2012
Upstream	$4,189.4	$3,499.0	$73.4	$8.6	$391.8
BlackGold	684.9	679.8	−	−	−
Downstream	780.3	604.5	−	−	−
Total	$5,654.6	$4,783.3	$73.4	$8.6	$391.8

21.	Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at September 30, 2013:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$3.0	$12.3	$1,353.3	$649.1	$2,017.7
Debt interest payments(1) (2)	29.6	137.2	135.4	6.9	309.1
Purchase commitments(3)	144.1	34.6	20.0	52.5	251.2
Operating leases	5.9	14.6	6.4	2.3	29.2
Transportation agreements(4)	2.4	19.8	12.0	10.9	45.1
Feedstock and other purchase commitments(5)	1,041.4	–	–	–	1,041.4
Employee benefits(6)	6.5	13.3	–	–	19.8
Decommissioning and environmental liabilities(7)	30.3	52.2	28.4	1,609.3	1,720.2
Total	$1,263.2	$284.0	$1,555.5	$2,331.0	$5,433.7

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at September 30, 2013 will be applicable to future interest payments.
(3)	Relates to drilling commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(4)	Relates to firm transportation commitments.
(5)	Includes commitments to purchase refinery crude stock and refined products for resale under the SOA with Macquarie.
(6)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(7)	Represents the undiscounted obligation by period.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22.	Related Party Transactions

Harvest has a Global Technology and Research Centre (“GTRC”), which is used as a training and research facility for KNOC. For the three and nine months ended September 30, 2013, Harvest billed KNOC and certain subsidiaries for a total of $1.1 million and $3.3 million respectively (2012 – $0.9 million and $1.7 million) primarily related to technical services provided by the GTRC. The charges are recorded as a reduction in general and administrative expenses. As at September 30, 2013, $1.2 million (December 31, 2012 - $1.6 million) remained outstanding from KNOC in accounts receivable. In addition, GTRC was commissioned to perform a geological study on behalf of KNOC in 2013. For the three and nine months ended September 30, 2013, Harvest received $2.6 million and $4.1 million (2012 - $nil) of revenue from KNOC, respectively. As at September 30, 2013, $1.0 million remained outstanding in accounts receivable related to this project (December 31, 2012 - $nil).

KNOC billed Harvest $0.2 million and $1.0 million for reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest for the three and nine months ended September 30, 2013 (2012 – $0.1 million for the three and nine months ended). The charges are recorded in general and administrative expenses. As at September 30, 2013, $0.4 million (December 31, 2012 - $nil) remains outstanding in accounts payable.

KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. KNOC Trading bills KNOC, Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of KNOC, ANKOR and Dana. Both ANKOR and Dana are wholly owned subsidiaries of KNOC. For the three and nine month periods ended September 30, 2013, all of KNOC Trading’s revenue of $0.2 million and $0.6 million respectively (2012 - $0.3 million and $0.6 million) was derived from KNOC, ANKOR, and Dana. As at September 30, 2013, there was $0.1 million in outstanding receivable amounts derived from Ankor (December 31, 2012 - $0.1 million).

As well, for the three and nine months ended September 30, 2013 ANKOR billed KNOC Trading Corporation a total of $0.1 million and $0.3 million respectively (2012 - $0.1 million and $0.3 million) for office rent and salaries and benefits. The charges are recorded in operating expenses. As at September 30, 2013, $0.3 million (December 31, 2012 - $0.3 million) remains outstanding in accounts payable.

At September 30, 2013, Harvest’s related party loan from ANKOR included $175.2 million (December 31, 2012 - $169.1 million) of principal and $0.9 million (December 31, 2012 - $3.0 million) of accrued interest. Interest expense was $2.0 million and $6.0 million for the three and nine month periods ended September 30, 2013 (2012 - $1.0 million for the three and nine months ended).

KNOC provided an irrevocable and unconditional guarantee on Harvest’s 21/8% senior notes and the senior unsecured credit facility. During the three and nine months ended September 30, 2013, Harvest was charged $0.4 and $1.3 million (2012 - $nil) of guarantee fee from KNOC related to the senior notes respectively. For the nine months ended September 30, 2013, $0.4 million of guarantee fee was charged from KNOC related to the senior unsecured credit facility (2012 - $nil). The guarantee fees are recorded in finance costs. As at September 30, 2013, $1.3 million (December 31, 2012 - $nil) remains outstanding in accounts payable.

23.	Subsequent Events

On October 18, 2013, the credit facility borrowing capacity was increased from $800 million to $1.0 billion. All other terms to the credit facility agreement remain unchanged.

Subsequent to September 30, 2013, Harvest closed the sale of certain non-core assets in Alberta for total proceeds of approximately $53.0 million, prior to closing adjustments.